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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.  3   )*



                            CARMIKE CINEMAS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                     Class A Common Stock, $.03 par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                143436  10  3
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES


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CUSIP NO.  143436 10 3             SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          MICHAEL W. PATRICK
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                               673,507 shares (85,000 shares of Class A Common Stock
                               and 588,507 shares of Class B Common Stock (see Item
  NUMBER OF                    4(a))
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                               673,507 shares (85,000 shares of Class A Common Stock
                               and 588,507 shares of Class B Common Stock (see Item
                               4(a))
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          673,507 shares (85,000 shares of Class A Common Stock and 588,507 shares of Class B Common Stock (see Item 4(a))
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.5% (see Item 4(b))
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          PAGE   2   OF   5   PAGES
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                                                              Page 3 of 5 Pages

Item 1(a)         Name of Issuer:  Carmike Cinemas, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  1301 First Avenue
                  Columbus, Georgia 31901

Item 2(a)         Name of Person Filing:    Michael W. Patrick

Item 2(b)         Address of Principal Business Office or, if None,
                  Residence:
                  1301 First Avenue
                  Columbus, Georgia 31901

Item 2(c)         Citizenship:     U.S.

Item 2(d)         Title of Class of Securities:
                  Class A Common Stock, $.03 par value (the "Class A Common Stock")

Item 2(e)         CUSIP Number:  143436 10 3

Item 3            Not Applicable

Item 4            Ownership:
                  (a)      Amount beneficially owned:  673,507(1)(2)
                  (b)      Percent of class:  6.5%(3)
                  (c)      Number of shares as to which such person has:
                           (i)     Sole power to vote or direct the vote:    673,507 shares
                           (ii)    Shared power to vote or direct the vote: -0- shares
                           (iii)   Sole power to dispose or to direct the disposition of:  673,507 shares
                           (iv)    Shared power to dispose or to direct the disposition of:
                                   -0- shares

(1) Consists of 85,000 shares of the Class A Common Stock and 588,507 shares of the Company's Class B Common Stock, $.03 par value (the "Class B Common Stock"). Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.

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                                                               Page 4 of 5 Pages

(2) Includes 28,414 shares of Class B Common Stock held by Michael W. Patrick as custodian for his minor son; Michael W. Patrick has voting and investment power with respect to such shares but disclaims beneficial ownership thereof. Excludes 32,342 shares and 11,064 shares of Class B Common Stock held in trusts for Michael W. Patrick and his minor son, respectively, by C.L. Patrick and Frances E. Patrick, respectively. Excludes 59,576 shares of Class B Common Stock held in trust for Michael W. Patrick by C.L. Patrick, as trustee, the remainder interest of which Michael W. Patrick has purchased. Includes 80,000 shares of Class A Common Stock which are subject to purchase upon exercise of vested options held by Michael W. Patrick.

(3) Calculation based on 9,758,601 shares of Class A Common Stock outstanding on December 31, 1996 plus the assumed exercise of options for 80,000 shares of Class A Common Stock and the assumed conversion of the 588,507 shares of Class B Common Stock beneficially owned by Michael W. Patrick.

Item 5   Not Applicable

Item 6   Not Applicable

Item 7   Not Applicable

Item 8   Not Applicable

Item 9   Not Applicable

Item 10  Not Applicable


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                                                               Page 5 of 5 Pages


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 11, 1997            Signature /s/ Michael W. Patrick
                                              ---------------------------
                                    Name:     Michael W. Patrick